Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

VIA EDGAR

June 11, 2021

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 033-70742
	Fund:	Lincoln Nasdaq-100 Buffer Fund Jun (the “Fund”)

Dear Mr. Zapata:

Below please find a summary of your comments to the Registration Statement and the Registrant’s responses. We intend to amend the Registration Statement to reflect your comments before the Fund is offered to any shareholders.

1)	Consider revising the first sentence of the third header bullet on the second cover page to replace “underlying security or index” with “Underlying ETF”.

	Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The Fund is designed to produce predetermined investment outcomes relative to the performance of an Underlying ETF.

2)	Clarify in the Principal Investment Strategies whether the performance of the Fund is based on the Underlying ETF’s net asset value (NAV) or market price.

	Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The Fund employs a defined outcome strategy, sub-advised by Milliman Financial Risk Management LLC, which seeks to produce predetermined investment outcomes based on the performance of the Underlying ETF’s market price over a one-year period (“Outcomes”), subject to the specified cap for gains and with the benefit of a buffer for losses.

3)	Clarify in the principal investment strategies section whether the Fund’s performance reflects any dividends paid by the Underlying ETF.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

	Response:	The requested revision has been made. The Registrant added the following sentence to the end of the third paragraph of the Principal Investment Strategies section as follows:

The Fund will not receive or benefit from any dividend payments made by the Underlying ETF.

4)

In the Purchases and Sales of Fund Shares and Pricing of Fund Shares sections, the Fund discloses an early cut-off time prior to the time it calculates its NAV. Please explain how processing orders received after the cut-off time but before the fund strikes its NAV is consistent with Rule 22c-1.

Response:

The Registrant removed the relevant disclosure from the Registration Statement and replaced it with standard disclosure related to Purchases and Sales of Fund Shares and Pricing of Fund Shares that is common to all prospectuses of the Lincoln Variable Insurance Products Trust.

5)	Incorporate prior comments into other applicable sections of the prospectus.

	Response:	The Registration Statement has been revised accordingly.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein, Esq.

Samuel K. Goldstein, Esq.

Vice President & Assistant General Counsel – Funds Management

Enclosures

cc:	Ronald Holinsky, Esq.

Cherie R. Wolfskill

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